Exhibit 4.7

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of “blank check” preferred stock, par value $0.01 per share.

The following description summarizes the material terms of our securities, which does not purport to be complete and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, and the Certificate of Designation setting forth the terms of our Series B preferred stock, and to the applicable provisions of Puerto Rican law, including the Puerto Rico General Corporate Act.

Common Stock

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of outstanding common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to any voting rights of any preferred. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors (the “Board”) out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. Our common stock has no redemption or sinking fund provisions. The rights, preferences and privileges of the holders of the common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that the Board may designate and issue in the future. All outstanding shares of common stock are fully paid and non-assessable.

“Blank Check” Preferred Stock

Pursuant to our Certificate of Incorporation, our Board has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock, in one or more series. Our Certificate of Incorporation provide that our Board has the authority, without further action by the shareholders, to designate and issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock. Preferred stock may be designated and issued without authorization of shareholders unless such authorization is required by applicable law, the rules of the principal market or other securities exchange on which our stock is then listed or admitted to trading.

Our Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, under some circumstances, have the effect of delaying, deferring or preventing a change in control of the Company.

Series B Convertible Preferred Stock

We have designated 1,000 shares of Series B Convertible Preferred Stock (the “Series B”). Each share of Series B is convertible into 10,000 shares of our common stock at the election of the holder, subject to a 4.99% beneficial ownership limitation which may be increased to up to 9.99% upon 61 days’ written notice from the holder. The Series B is non-voting and has no other special rights other than the conversion feature.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation, our Bylaws and Puerto Rico Law

Certain provisions in our Amended and Restated Certificate of Incorporation and Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

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Advance Notice Requirements for Stockholder Proposals and Director Nominations.

Our Bylaws will provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally must be delivered to and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, that, in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 60 days after, the anniversary of the preceding year’s annual meeting of our stockholders, a stockholder’s notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Our Bylaws also will specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Special Meeting Limitations

Under our Bylaws, special meetings of the stockholders may be called only by (i) our Board, or (ii) a holder of at least 20% of the shares entitled to vote at the meeting.

Jurisdiction and Venue

Section 7(a) of our Certificate of Incorporation provides that lawsuits involving the Company and its internal affairs, including derivative actions brought on behalf of the Company by its stockholders under Puerto Rican corporate law, be governed by the laws of Puerto Rico and providing that resulting proceedings be heard exclusively in commonwealth courts located within Puerto Rico, which may make actions against or on behalf of the Company more difficult to litigate by stockholders. Similarly, Section 7(b) of our Certificate of Incorporation provide the United States federal courts with exclusive jurisdiction over claims brought under the Securities Act of 1933 (the “Securities Act”). The effect of this provision is that an action under the Securities Act with respect to the Company may only be brought in the federal courts, whereas absent such provision the federal and commonwealth or state courts would otherwise have concurrent jurisdiction over such a matter. Further, Section 7(c) provides for the United States District Court for the District of Puerto Rico as the exclusive venue for any cause of action under either the Securities Act or the Securities Exchange Act of 1934, meaning such federal court is the only court in which such a case may be brought and heard.

These provisions, together with provisions of the Puerto Rico General Corporations Act, could have the effect of delaying, deferring or preventing an attempted takeover or change of control of the Company, or making such an attempt more difficult. Additionally, while the Delaware Supreme Court has upheld a similar provision, in most jurisdictions including in Puerto Rico it remains unclear how a court would interpret and whether it would enforce some of these provisions, resulting in added uncertainty. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, and that there is uncertainty as to whether a state or federal court would enforce these charter provisions.

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